

February 4, 2009

Via U.S. mail and facsimile

T. Paul Bulmahn
Chairman, Chief Executive Officer and President
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, TX 77027

>   **Re: ATP Oil & Gas Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 7, 2008**
>   **Schedule 14A**
>   **Filed April 28, 2008**
>   **Response Letter Dated January 12, 2009**
>   **File No. 001-32647**

Dear Mr. Bulmahn:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Filed April 28, 2008

1.   We note your response to our previous comment 3. Please disclose additional information concerning the reasons why the President decided to award certain bonus amounts to the other four named executive officers.

Closing Comments

    Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

    Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

        Sincerely,

        Anne Nguyen Parker
        Branch Chief

cc: N. Gholson